

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

December 11, 2014

<u>Via E-mail</u>
Mr. Yaniv Reinhold
Chief Financial Officer
Gilat Satellite Networks Ltd.
Gilat House
21 Yegia Kapayim Street
Kiryat Arye, Petah Tikva
49130 Israel

**Re: Gilat Satellite Networks Ltd.
        Form 20-F for the Fiscal Year Ended December 31, 2013
        Filed March 31, 2014
        File No. 000-21218**

Dear Mr. Reinhold:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director